Sumitomo Corporation

RECEIVED

2008 DEC 30 A 10:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

December 25, 2008

[redacted]

08006351

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated December 24, 2008 referring to "Notice Concerning Dissolution of our Consolidated Subsidiary" [English translation].

2. Press Release dated December 25, 2008 referring to "Notice Concerning Dissolution of our Consolidated Subsidiary" [English translation].

PROCESSED
JAN 06 2009
THOMSON REUTERS

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate release
(This is an English translation of the Japanese original)

December 24, 2008

Sumitomo Corporation
Susumu Kato, President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact: Hisakazu Suzuki
Corporate Communications Dept.
Tel.+81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that we have decided to dissolve and liquidate K.K.Yamamura Seisakusho (our subsidiary; hereinafter referred as Yamamura)

1. Reason for dissolution
   We decided above dissolution for the purpose of reorganizing and integrating steel coil center business in Chugoku-Area. Yamamura will transfer its assets to Tanimoto Tekko K.K. (our subsidiary)

   Profile of the dissolved company (as of the end of March 2008)

   (1) Company Name — K.K. Yamamura Seisakusho .
   (2) Location of Headquarter — Hiroshima, Japan
   (3) Month of Establishment — March, 1950
   (4) Paid-up Capital — Yen34,000,000.-
   (5) President — Michio Yamashita
   (6) Business Description — Steel Coil Centre and steel processing
   (7) Result of Recent Business Years (millions of yen)

	December 2006	March 2007	March 2008
Sales	3,464	857	3,209
Operating Profit	79	18	71
Net Income	45	(26)	41

2. Schedule of the liquidation
   The liquidation of Yamamura will commence from April 1, 2009. Liquidation process is expected to complete by the end of March 2010.

3. Effect on Business Results

The dissolution of Yamamura is considered to have little effect on our consolidated business results.

For Immediate release
(This is an English translation of the Japanese original)

December 25, 2008

Sumitomo Corporation
Susumu Kato, President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact: Hisakazu Suzuki
Corporate Communications Dept.
Tel.+81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that Summit Terminal Holding, Inc. (wholly–owned subsidiary; hereinafter referred as STH), Savannah International Terminal LLC (80% owned subsidiary; hereinafter referred as SIT) and Summit Terminal Asset LLC (wholly–owned subsidiary; hereinafter referred as STA) will adopt its dissolution on December 25, 2008.

1. Reason for dissolution

We Sumitomo Corporation are engaged in Marine Terminal business through our subsidiaries STH/SIT/STA in USA. However, from the viewpoint of future prospect, we decided to dissolve STH/SIT/STA

Profile of the dissolved company (as of the end of March 2008)

1) STH

(1) Company Name Summit Terminal Holding, Inc..

(2) Location of Headquarter New York, USA

(3) Month of Establishment January 2005

(4) Paid-up Capital US$100,000.-

(5) President Kozo Ando

(6) Business Description Terminal Business Holding company

(7) Result of Recent Business Years (US$ 1,000)

	March 2006	March 2007	March 2008
Sales	0	0	0
Operating Profit	(10)	(19)	(29)
Net Income	(367)	(652)	(367)

2) SIT

(1) Company Name Savannah International Terminal LLC .

(2) Location of Headquarter Savannah, USA

(3) Month of Establishment May 2005

(4) Paid-up Capital US$300,000.-

(5) President Koh Akiyama

(6) Business Description Terminal Business Operating company

(7) Result of Recent Business Years (US$ 1,000)

	March 2006	March 2007	March 2008
Sales	4,905	5,285	4,874
Operating Profit	(1,089)	(1,116)	(1,261)
Net Income	(674)	(813)	(766)

3) STA

(1) Company Name Summit Terminal Asset LLC.

(2) Location of Headquarter New York, USA

(3) Month of Establishment May 2005

(4) Paid-up Capital US$100,000.-

(5) President Koh Akiyama

(6) Business Description Terminal Asset Holding company

(7) Result of Recent Business Years (US$ 1,000)

	March 2006	March 2007	March 2008
Sales	703	1,131	285
Operating Profit	286	421	(573)
Net Income	3	(3)	(84)

2. Schedule of the liquidation

The liquidation of STH will commence from December 2008. Liquidation process is expected to complete by the end of March 2009.

3. Effect on Business Results

The dissolution of STH is considered to have little effect on our consolidated business results.

END